Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

August 1, 2012 and the Prospectus dated March 16, 2010

Registration No. 333-165523

ENTERTAINMENT PROPERTIES TRUST

$350,000,000 5.750% Senior Notes due 2022

Issuer:	Entertainment Properties Trust

Guarantors:	Each subsidiary of the Issuer that is a guarantor of its unsecured revolving credit facility, its unsecured term loan facility and its existing 7.750% Senior Notes due 2020.

Aggregate Principal Amount:	$350,000,000

Expected Ratings (Outlook):	Baa3 (Positive) / BB+ (Stable) / BBB- (Stable)

Final Maturity Date:	August 15, 2022

Public Offering Price:	99.998%, plus accrued and unpaid interest, if any, from August 8, 2012

Coupon:	5.750%

Yield to Maturity:	5.750%

Benchmark Treasury:	1.750% due May 15, 2022

Benchmark Treasury Yield:	1.504%

Spread to Benchmark Treasury:	T+424.6 bps

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2013

Optional Redemption:	The redemption price for notes that are redeemed will be equal to (i) 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption, plus (ii) a make-whole premium (T+50 bps). If redeemed on or after 90 days prior to the maturity date, the redemption price for notes that are redeemed will be 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the date of redemption.

Joint Book-Running Managers:	Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Barclays Capital Inc.

Senior Co-Managers:	Goldman, Sachs & Co.

RBC Capital Markets, LLC

KeyBanc Capital Markets Inc.

Co-Managers:	U.S. Bancorp Investments, Inc.

UMB Financial Services, Inc.

CUSIP / ISIN:	29380TAT2 / US29380TAT25

Denominations:	$2,000 x $1,000

Trade Date:	August 1, 2012

Settlement Date:	August 8, 2012 (T+5)

Form of Offering:	SEC Registered (Registration No. 333-165523)

Net Proceeds:	Approximately $346 million, after deducting the underwriting discount and estimated offering expenses.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering for the repayment of approximately $166.3 million of outstanding fixed rate mortgage debt secured by a portion of our rental properties, the repayment of the outstanding principal balance of our unsecured revolving credit facility and the remaining amount of proceeds for general business purposes, which may include funding the acquisition, development or financing of properties or the repayment of debt. Pending application of any portion of the net proceeds from this offering, we may invest such proceeds in interest-bearing accounts or short-term interest-bearing securities which are consistent with our qualification as a real estate investment trust.

Capitalization:

The following replaces the section titled “Capitalization” in its entirety and supersedes the information in our Preliminary Prospectus Supplement dated August 1, 2012:

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2012 on an actual basis and on an as adjusted basis, to give effect to the sale of the notes offered by this prospectus supplement and the application of the net proceeds thereof as described under “Use of Proceeds.” This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and schedules and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, incorporated by reference in this prospectus supplement.

	As of June 30, 2012
	Actual	As adjusted
(Dollars in thousands)	(unaudited)
Cash, cash equivalents and restricted cash (1)	$31,904	$97,311
Debt:
Unsecured revolving credit facility (1)(2)	112,000	—
Unsecured term loan credit facility	240,000	240,000
7.750% Senior Notes due 2020	250,000	250,000
% Senior Notes due 2022 offered hereby	—	350,000
Other long-term debt (1)(3)	668,560	499,892

Total debt	1,270,560	1,339,892
Shareholders’ equity:
Entertainment Properties Trust shareholders’ equity	1,472,204	1,472,204
Noncontrolling interests	306	306

Total shareholders’ equity	1,472,510	1,472,510

Total capitalization	$2,743,070	$2,812,402

(1)	We intend to use the net proceeds of this offering for the repayment of approximately $166.3 million of outstanding fixed rate mortgage debt secured by a portion of our rental properties, the repayment of the outstanding principle balance of our unsecured revolving credit facility and general business purposes, which may include funding the acquisition, development or financing of properties or the repayment of debt. The relevant agreements governing this fixed rate mortgage debt require us to provide notice in advance of repaying the debt prior to maturity. In order to comply with these requirements, we expect to delay the repayment of this mortgage debt until no later than October 2012. Accordingly, we will hold more cash and cash equivalents than has historically been the case until such time as these funds are used to repay this mortgage debt. Pending application of any portion of the net proceeds from this offering, we may also invest such proceeds in interest-bearing accounts or short-term interest-bearing securities which are consistent with our qualification as a REIT. The amount of the net proceeds to be applied to the repayment of fixed rate mortgage debt may be held as cash and cash equivalents until such repayment of the fixed rate mortgage debt and is not reflected in the table.

(2)	We intend to use a portion of the net proceeds of this offering for the repayment of the outstanding principal balance of our unsecured revolving credit facility. As of July 31, 2012, we had approximately $162.0 million of indebtedness outstanding under our unsecured revolving credit facility.

(3)	This amount includes the fixed rate mortgage debt that we expect to repay with a portion of the net proceeds from this offering, which had an aggregate outstanding principal balance of approximately $168.7 million as of June 30, 2012. As discussed above, we expect to delay the repayment of this mortgage debt until no later than October 2012, at which time the aggregate outstanding principal balance of this mortgage debt will be approximately $166.3 million.

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Entertainment Properties Trust has filed a registration statement (including a prospectus), as amended, with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Entertainment Properties Trust has filed with the SEC, including the prospectus supplement, for more complete information about Entertainment Properties Trust, the guarantors and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, Entertainment Properties Trust, the guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting Citigroup Global Markets Inc. toll free at 1-800-831-9146; J.P. Morgan Securities LLC, at collect at 1-212-834-4533; or Barclays Capital Inc. at 1-888-603-5847.